

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2015

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: Guggenheim Energy & Income Fund
        Registration Statement on Form N-2
        File No. 333-204223

Dear Mr. Hoffman:

Guggenheim Energy & Income Fund (the "Fund") filed a registration statement on May 15, 2015 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

4. In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related

disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

5. Please confirm that the Fund will set aside liquid assets to cover the notional value of credit default swaps where the Fund is the protection seller. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

6. Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Cover Page

7. Please include the following disclosure in a separate bullet:

    a. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds or borrowings.

Prospectus Summary

Page 1

8. In the "Investment Strategy" subsection, it is disclosed that the definition of "energy companies" includes companies that have at least 50% of their assets, income sales or profits committed to, or derived from the provision of services to entities otherwise engaged in the energy business. In your response letter, please provide examples of such companies and explain why such companies may be included in the definition to the extent their business activities are not directly related to the energy sector.

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Page 3

9. It is disclosed that the Fund may invest up to 25% of its Managed Assets in debt or equity investments of MLPs. To what extent is the Fund going to invest in MLP general partnership interests? We may have additional comments.

Page 5

10. In the "Market Opportunity" subsection, the disclosure highlights "the dramatic downshift in commodity prices" and the attendant uncertainty and volatility in overall credit markets. Please specify which time period(s) are being described.

Page 10

11. In the "Management of the Fund" subsection, it is disclosed that the Investment Advisor receives a management fee that is equal to a yet unspecified percentage of the Funds "Managed Assets," which term is defined to include, among other specifically identified categories of indebtedness, also "any other form of financial leverage, minus liabilities, other than liabilities related to any financial leverage." It is further disclosed that "Managed Assets includes assets attributable to financial leverage of any form." Per the requirements of Section 15(a)(1) of the Investment Company Act of 1940, the terms of the Advisory Agreement should precisely describe all compensation paid thereunder. Please revise the definition of "Managed Assets" so that it clearly describes all indebtedness to be included in the calculation. Specifically, please explain to the Staff how built-in leverage that is obtained through the use of derivatives will be treated for the purposes of calculating the management fee. We may have additional comments.

12. In the "Distributions" subsection, please disclose that Fund distributions may include return of capital and explain briefly the tax consequences for investors.

Page 32

13. In the "Special Risks Consideration" subsection, under the heading addressing MLP risks, please disclose the risk of delay or receiving necessary tax documents from MLP investments that could prevent MLP investors, such as the Fund, from preparing tax returns on a timely basis. Please disclose in the appropriate section in the Registration Statement that the Fund will typically not receive its "K-1" tax statement from an MLP that is taxed as a partnership until after the date (January 31st) on which the Fund is required to mail its own "1099s" to investors. The K-1 may indicate that the Fund has mischaracterized the tax character of certain distributions previously reported to investors. If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns.

Distributions

Page 118

14. It is disclosed that Fund distributions may include a portion that is a "tax-free" return of capital. Please remove the reference to "tax-free" return and add disclosure in this section explaining that a return of capital is a return to the Fund's stockholders of a portion of their original investment in the Fund.

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We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser